Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of March 31,	As of December 31,
	Note	2025	2024
ASSETS

Non-current assets
Property and equipment		364	385
Intangible assets	6	13,292	13,292
Right-of-use assets		1,218	1,303
Other non-current assets		508	476
Total non-current assets		15,382	15,456

Current assets
Other current assets	8	5,931	5,605
Accrued income	8	930	629
Short-term financial assets	10	122,055	70,955
Cash and cash equivalents	10	59,873	27,708
Total current assets		188,789	104,897

TOTAL ASSETS		204,171	120,353

EQUITY AND LIABILITIES

Shareholders' equity
Share capital		555	446
Share premium		464,190	344,946
Reserve for share-based payment	9	18,642	16,062
Actuarial loss on post-employment benefit obligations		(1,646)	(2,233)
Treasury shares	13	(35)	(10)
Cumulative translation adjustments		(310)	(271)
Accumulated losses		(318,770)	(285,557)
Total equity		162,626	73,383

Non-current liabilities
Long-term lease liabilities		799	865
Defined benefit pension liabilities		1,294	1,870
Total non-current liabilities		2,093	2,735

Current liabilities
Trade payables		4,351	5,871
Accrued expenses and other payables	12	19,860	18,198
Short-term lease liabilities		304	315
Warrant liabilities	11	14,937	19,851
Total current liabilities		39,452	44,235

Total liabilities		41,545	46,970

TOTAL EQUITY AND LIABILITIES		204,171	120,353

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended March 31,
	Note	2025	2024
Grant income	7. (A)	285	222
Operating income		285	222
Research and development expenses	7. (B)	(14,771)	(10,856)
General and administrative expenses	7. (B)	(5,488)	(4,694)
Operating expenses		(20,259)	(15,550)

Operating loss		(19,974)	(15,328)

Finance income	7. (C)	493	581
Finance expense	7. (C)	(247)	(41)
Fair value adjustment on warrant liabilities	7. (C) / 11	(11,911)	(3,069)
Foreign currency exchange gain (loss)	7. (C)	(1,567)	1,794
Finance result		(13,232)	(735)

Loss before tax for the period		(33,206)	(16,063)

Income tax expense		(7)	(30)

Loss for the period		(33,213)	(16,093)

Loss per share:
Basic and diluted loss attributable to equity holders	14	(0.69)	(0.44)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

		For the three months ended March 31,
	Note	2025	2024
Loss for the period		(33,213)	(16,093)

Other comprehensive (loss) income:
Items that will not be reclassified to Statements of Loss:
Actuarial gain on post-employment benefit obligations		587	-
Items that may be reclassified subsequently to (loss) income:
Foreign currency translation differences	7. (C)	(39)	31
Other comprehensive (loss) income for the period		548	31

Total comprehensive loss for the period		(32,665)	(16,062)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

		Share capital		Treasury shares
	Note	Shares	Share capital	Shares	Treasury shares	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of January 1, 2024		36,649,705	366	-	-	288,162	6,379	(327)	(1,072)	(199,780)	93,728
Loss for the period		-	-	-	-	-	-	-	-	(16,093)	(16,093)
Other comprehensive income:
Foreign currency translation differences		-	-	-	-	-	-	31	-	-	31
Total comprehensive (loss) income for the period		-	-	-	-	-	-	31	-	(16,093)	(16,062)
Share-based compensation expense	9	-	-	-	-	-	1,141	-	-	-	1,141
Stock options exercised	9	90,590	1	-	-	225	-	-	-	-	226
Balance as of March 31, 2024		36,740,295	367	-	-	288,387	7,520	(296)	(1,072)	(215,873)	79,033

Balance as of January 1, 2025		44,662,402	446	(1,000,000)	(10)	344,946	16,062	(271)	(2,233)	(285,557)	73,383
Loss for the period		-	-	-	-	-	-	-	-	(33,213)	(33,213)
Other comprehensive (loss) income:
Actuarial gain on post-employment benefit obligations		-	-	-	-	-	-	-	587	-	587
Foreign currency translation differences		-	-	-	-	-	-	(39)	-	-	(39)
Total comprehensive (loss) income for the period		-	-	-	-	-	-	(39)	587	(33,213)	(32,665)
Share-based compensation expense	9	-	-	-	-	-	2,630	-	-	-	2,630
Issuance of ordinary shares	4	5,000,000	50	-	-	90,177	-	-	-	-	90,227
Transaction costs related to the issuance of ordinary shares	4	-	-	-	-	(6,763)	-	-	-	-	(6,763)
Vesting of earnout shares	9	1,422,723	14	-	-	(14)	-	-	-	-	-
Issuance of shares held as treasury shares	13	2,500,000	25	(2,500,000)	(25)		-	-	-	-	-
Warrants exercised	11	1,806,297	18	-	-	35,701	-	-	-	-	35,719
Transaction costs related to the exercise of warrants		-	-	-	-	(219)	-	-	-	-	(219)
Share-based award settled in equity	9	169,078	2	-	-	362	(50)	-	-	-	314
Balance as of March 31, 2025		55,560,500	555	(3,500,000)	(35)	464,190	18,642	(310)	(1,646)	(318,770)	162,626

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the three months ended March 31,
	Note	2025	2024 (as recast)
Operating activities
Loss before tax for the period		(33,206)	(16,063)

Non-cash adjustments:
- Financial result		215	(1,662)
- Depreciation of property and equipment and right-of-use assets		123	73
- Share-based compensation expense	9	2,630	1,141
- Post-employment loss		20	10
- Fair value adjustment on warrant liabilities	11	11,911	3,069
Working capital adjustments:
- (Increase)/Decrease in other current assets	8	(8)	4,135
- (Increase) in accrued income	8	(301)	(262)
- (Decrease) in payables and accrued liabilities	12	(301)	(4,151)
- (Decrease) in other operating assets/liabilities		(32)	-
Taxes paid		(14)	(10)
Net cash outflow for operating activities		(18,963)	(13,720)

Investing activities
Payment for purchase of property and equipment		(13)	-
Payment for short-term financial assets, net	10	(50,605)	(2,047)
Interest received		200	535
Intangible assets acquisition cost		(1,087)	-
Net cash outflow for investing activities		(51,505)	(1,512)

Financing activities
Proceeds from sale of ordinary shares	4	90,227	-
Transaction costs related to the issuance of ordinary shares	4	(5,528)	-
Proceeds from exercise of warrants, net	11	18,918	-
Proceeds from stock options exercised	9	314	226
Principal payment of lease obligations		(88)	(45)
Interest paid		(12)	(10)
Net cash inflow from financing activities		103,831	171

(Decrease) increase in cash and cash equivalents		33,363	(15,061)

Cash and cash equivalents, beginning of period	10	27,708	38,327
Effect of foreign exchange rate changes		(1,198)	1,095
Cash and cash equivalents, end of period	10	59,873	24,361

Net cash and cash equivalents variation		33,363	(15,061)

Supplemental non-cash investing information
Interest receivable recorded in other current assets		293	14

Supplemental non-cash financing information
Transaction costs recorded in accrued expenses and other payables		1,506	435

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Oculis Holding AG

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(All amounts presented in CHF thousands, except share numbers, unless otherwise noted)

1.
CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (Aktiengesellschaft) with its registered office at Bahnhofstrasse 20, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls five wholly-owned subsidiaries: Oculis Operations Sàrl ("Oculis Operations") with its registered office in Lausanne, Switzerland, which was incorporated in Zug, Switzerland on December 27, 2022, Oculis ehf ("Oculis Iceland"), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France Sàrl ("Oculis France"), which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. ("Oculis US"), with its registered office in Newton MA, USA, which was incorporated in Delaware, USA, on May 26, 2020, and Oculis HK, Limited ("Oculis HK"), which was incorporated in Hong Kong, China on June 1, 2021. The Company and its wholly-owned subsidiaries form the Oculis Group (the "Group").

Oculis is a global late clinical-stage biopharmaceutical company with substantial expertise in therapeutics for the treatment of ophthalmic and neuro-ophthalmic diseases. Oculis is engaged in the development of innovative drug candidates which embrace the potential to address significant unmet medical needs for many conditions. The Company’s focus is on advancing therapeutic candidates intended to treat significant and prevalent ophthalmic diseases which result in vision loss, blindness or reduced quality of life. Its mission is to improve patients’ health and quality of life worldwide by developing medicines that save sight and improve eye care for patients, and it intends to become a global leader in the field.

2. BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

(A)
Going concern

The Group's accounts are prepared on a going concern basis. The Board of Directors believes that based on the Group’s current cash, cash equivalents and investments, including proceeds from the February 2025 underwritten offering described in Note 4 below, the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a late clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through preclinical and clinical development, (iv) successfully obtain regulatory approval and commercialize its products, and (v) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. To date, the Company has financed its cash requirements primarily through the sale of preferred and ordinary shares. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more of its product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

(B)
Material accounting policies

There have been no material changes to the accounting policies that were applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2024, included in Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025 and available at www.sec.gov, except as follows:

Presentation of interest in the statement of cash flows

Effective January 1, 2025, the Company revised its accounting policy regarding the classification of interest paid and interest received in the statement of cash flows. Interest paid was reclassified from “net cash flows used in operating activities” to “net cash flows used in financing activities”, and interest received was reclassified from “net cash flows used in operating activities” to “net cash flows used in investing activities”. The Company assessed the change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy.

The reclassification of interest paid was elected to provide a more cohesive presentation of payments related to the Company’s office leases. Prior to the change in accounting policy, interest paid on lease liabilities was classified as operating cash flows, while payments of the principal portion of lease liabilities were classified as financing cash flows. The change aligns the interest paid with the associated financial liability giving rise to the interest.

In addition, the Company reclassified interest received to investing activities, as the majority of interest received relates to interest earned on cash and cash equivalents and short-term investments. The Company believes the updated classification better reflects the nature and source of the cash inflows.

The Company applied the change in accounting policy retrospectively and has recast prior period comparative information within the statement of cash flows to ensure consistency and comparability with the current period presentation. As part of the retrospective application, net cash used in operating activities for the three months ended March 31, 2024 increased by CHF 0.5 million, net cash flow used in investing activities decreased by CHF 0.5 million, and net cash flow inflow from financing activities decreased by CHF 10 thousand.

(C)
Statement of compliance

These unaudited condensed consolidated interim financial statements as of March 31, 2025 and for the three months ended March 31, 2025 and 2024, have been prepared in accordance with International Accounting Standard ("IAS"), specifically IAS 34 - Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

(D)
Functional currency

The unaudited condensed consolidated interim financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company's subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average monthly exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

(D)
Out of period adjustment

During the three months ended June 30, 2024, the Company recorded a CHF 1.8 million out-of-period adjustment to increase research and development expenses and decrease other current assets to account for an understatement and overstatement of such balances, respectively, of which CHF 1.3 million related to the three months ended March 31, 2024. The Company evaluated the impact of the uncorrected prior period balances, and concluded that the uncorrected balances were not material to previously reported financial statements, including for the three months ended March 31, 2024.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

(A)
Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the year ended December 31, 2024.

(B)
New accounting standards, interpretations, and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2024.

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that have a material impact in the interim period. In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which provides requirements for the presentation and disclosure of information in general purpose financial statements. The standard is effective for periods beginning on or after January 1, 2027. The Company is in the process of evaluating whether IFRS 18 will have a material effect on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

4. FINANCING ACTIVITIES

Underwritten offering of ordinary shares

On February 18, 2025, the Company closed an underwritten follow-on offering pursuant to an underwriting agreement with BofA Securities Inc. and Leerink Partners LLC, as a representatives of the several underwriters, of 5,000,000 ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 or CHF 18.05 per share, for total gross proceeds of CHF 90.2 million or $100.0 million. In connection with this offering, the Company incurred approximately CHF 6.8 million or $7.5 million of transaction costs during the three months ended March 31, 2025 that are presented as a reduction of share premium within the statement of changes in equity.

Loan facility

On May 29, 2024, the Company entered into an agreement for a loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by Blackrock, Inc. (the “Loan Agreement”). The Loan Agreement is structured to provide the EUR equivalent of up to CHF 50.0 million in borrowing capacity (which may be increased to up to CHF 65.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 20.0 million (“Loan 1”), CHF 20.0 million (“Loan 2”) and CHF 10.0 million (“Loan 3”), respectively, as well as an additional loan of the EUR equivalent of up to CHF 15.0 million, which may be made available by the Lender to the Company if mutually agreed in writing by the Lender and the Company (the “Loan”). Upon each tranche becoming available for draw down as well as upon the Company drawing down the loan tranches, certain associated transaction costs become payable by the Company. No amounts were drawn under the Loan Agreement during the three months ended March 31, 2025.

In conjunction with the Loan, the Company entered into a warrant agreement (the “Blackrock Warrant”) with Kreos Capital VII Aggregator SCSp, an affiliate of the Lender (the “Holder”), under which the Holder can purchase up to 361,011 of the Company’s ordinary shares at a price per ordinary share equal to $12.17 (CHF 10.73). At signing the Blackrock Warrant was immediately exercisable for 43,321 ordinary shares and, following the drawdown of each of Loans 1, 2 and 3, the Blackrock Warrant will become exercisable for additional amounts of ordinary shares ratably based on the amounts of Loans 1, 2 and 3 that are drawn. Each tranche of the Blackrock Warrant in connection with Loans 1, 2 and 3, is exercisable for a period of up to seven years from the date of eligibility and will terminate at the earliest of (i) December 31, 2032, (ii) such earlier date on which the Blackrock Warrant is no longer exercisable for any warrant share in accordance with its terms and (iii) the acceptance by the shareholders of the Company of a third-party bona fide offer for all outstanding shares of the Company (subject to any prior exercise by the Holder, if applicable). The Blackrock Warrant had not been exercised in part or in full as of March 31, 2025. Refer to Note 11 - Warrant Liabilities.

In connection with this transaction, the Company incurred CHF 0.8 million of transaction related costs which were capitalized as a prepayment for liquidity services and are being amortized over the period during which the loan is available.

At-the-Market offering program

On May 8, 2024, the Company entered into a sales agreement with Leerink Partners, LLC (“Leerink Partners”) with respect to an at-the-market offering program (the “ATM Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100.0 million (CHF 88.2 million) through Leerink Partners as its sales agent. Any such sales, made through the sales agent, can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Leerink Partners a commission of up to 3.0% of the gross proceeds of any sales of ordinary shares sold pursuant to the sales agreement. Following the execution of the agreement, the Company issued 1,000,000 ordinary shares during the three months ended September 30, 2024 and 2,500,000 ordinary shares during the three months ended March 31, 2025 out of its existing capital band to be held as treasury shares, each with a nominal value of CHF 0.01. There were no sales under the ATM Offering Program through March 31, 2025.

Life to date transaction costs incurred in connection with the establishment and maintenance of the ATM program amounted to CHF 0.3 million as of March 31, 2025, which were capitalized within other current assets.

Registered direct offering and Nasdaq Iceland Main Market listing

On April 22, 2024, the Company closed a registered direct offering with gross proceeds of CHF 53.5 million, or $58.8 million, through the issuance and sale of 5,000,000 of its ordinary shares, nominal value CHF 0.01 per share, at a purchase price of CHF 10.70, or $11.75, per share to investors (the “Registered Direct Offering”), and commenced trading of its ordinary shares on the Nasdaq Iceland Main Market under the ticker symbol “OCS” on April 23, 2024. In connection with the Registered Direct Offering and Nasdaq Iceland Main Market listing, the Company incurred approximately CHF 2.5 million of transaction related costs, of which CHF 1.9 million were recorded as a reduction of share premium within the statement of changes in equity.

5.
SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reportable segment.

The table below provides the carrying amount of certain non-current assets, by geographic area:

	Switzerland		Iceland		Others		Total
	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
Intangible assets	13,292	13,292	-	-	-	-	13,292	13,292
Property and equipment	188	200	160	173	16	12	364	385
Right-of-use assets	660	699	558	589	-	15	1,218	1,303
Total	14,140	14,191	718	762	16	27	14,874	14,980

6.
INTANGIBLE ASSETS

Intangible assets as of March 31, 2025 and December 31, 2024 were CHF 13.3 million, and represented licenses purchased under license agreements with Novartis Technology LLC (“Novartis”) and Accure Therapeutics SL (“Accure”). The Novartis license agreement, dated as of December 19, 2018, between Oculis and Novartis relates to a novel topical anti-TNFα antibody, renamed Licaminlimab (OCS-02), licensed by Oculis for ophthalmic indications. The license agreement between Oculis and Accure, dated as of January 29, 2022, relates to Oculis’ exclusive global licensing of Privosegtor (OCS-05) (formerly ACT-01) from Accure. During the fourth quarter of 2024, the Company completed the Phase 2 ACUITY trial of Privosegtor (OCS-05) in acute optic neuritis and received investigational new drug (“IND”) clearance from the U.S. Food and Drug Administration (“FDA”). These events triggered milestone payments to Accure totaling CHF 1.1 million ($1.2 million) which were capitalized during the fourth quarter of 2024, increasing the value of the intangible asset. The milestones were paid during the three months ended March 31, 2025.

7.
INCOME AND EXPENSES

(A)
Grant income

Grant income reflects reimbursement of research and development expenses, and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the three months ended March 31, 2025, was CHF 0.3 million, compared to CHF 0.2 million for the same period in 2024.

(B)
Operating expenses

The tables below show the breakdown of the operating expenses by category:

	For the three months ended March 31,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2025	2024	2025	2024	2025	2024
Personnel expense	4,349	1,736	2,857	2,236	7,206	3,972
Payroll	2,448	1,285	2,128	1,546	4,576	2,831
Share-based compensation	1,901	451	729	690	2,630	1,141
Operating expenses	10,422	9,120	2,631	2,458	13,053	11,578
External service providers	10,187	8,971	2,068	1,816	12,255	10,787
Other operating expenses	159	94	516	624	675	718
Depreciation expense	76	55	47	18	123	73
Total	14,771	10,856	5,488	4,694	20,259	15,550

The increased spending for external service providers for research and development expenses primarily reflects clinical trial related expenses as a result of the Company's active and completed clinical trials during the respective periods, mainly the ongoing Phase 3 Stage 2 DIAMOND-1 and DIAMOND-2 clinical trials of OCS-01 in diabetic macular edema (“DME”). These trials began enrollment in December 2023 and February 2024, respectively, and completed enrollment in April 2025. The increase in personnel expense in both research and development and general and administrative expenses is due to increased headcount and CHF 0.4 million of infrequent personnel related costs. The increase in share-based compensation expense is primarily due to awards granted during the three months ended March 31, 2025.

(C)
Finance result

The table below shows the breakdown of the finance result by category:

	For the three months ended March 31,
	2025	2024
Finance income	493	581
Finance expense	(247)	(41)
Fair value adjustment on warrant liabilities	(11,911)	(3,069)
Foreign currency exchange gain (loss)	(1,567)	1,794
Finance result	(13,232)	(735)

Refer to Note 11 for further discussions of the fair value adjustment on warrant liabilities.

Foreign currency exchange gains (losses) primarily reflect fluctuations in the U.S. dollar and Euro against the Swiss Franc, impacting the valuation of the Company’s cash and short-term financial asset balances. In 2025, the U.S. dollar weakened against the Swiss Franc, resulting in foreign exchange losses on U.S. dollar-denominated cash and financial assets. Conversely, in 2024, the Company recognized foreign exchange gains, primarily due to the strengthening of the U.S. dollar relative to the Swiss Franc.

8.
OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of other current assets by category:

	As of March 31, 2025	As of December 31, 2024
Prepaid clinical and technical development expenses	392	2,615
Prepaid general and administrative expenses	3,906	2,842
VAT and other withholdings receivable	1,633	148
Total	5,931	5,605

The decrease in prepaid clinical and technical development expenses as of March 31, 2025 compared to prior year end was due to advancements of clinical trials, primarily the OCS-01 DIAMOND-1 and DIAMOND-2 trials in DME which started in December 2023 and February 2024, respectively, and completed enrollment in April 2025. The increase in prepaid general and administrative expenses as of March 31, 2025 compared to prior year end is due to corporate insurances policies renewed in the first quarter, resulting in prepaid balances.

The table below shows the movement of accrued income for the three months ended March 31, 2025 and 2024:

	2025	2024
Balance as of January 1,	629	876
Accrued income recognized during the period	285	222
Foreign exchange revaluation	16	40
Balance as of March 31,	930	1,138

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. These tax credits are either used to reduce the company’s income tax liability or, if the credits exceed the tax due, they are paid out in cash. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

9.
SHARE-BASED COMPENSATION

Option awards and SARs

The following table summarizes stock option and stock appreciation right (“SAR”) activities under the Company’s Stock Option and Incentive Plan Regulation 2023 (“2023 Plan”) for the three months ended March 31, 2025 and 2024:

	For the three months ended March 31, 2025			For the three months ended March 31, 2024
	Number of awards	Weighted average exercise price (CHF)	Range of expiration dates	Number of awards (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1,	4,687,054	6.82	2028 - 2034	3,466,210	4.50	2027 - 2033
Options granted	973,931	16.82	2035	270,582	10.63	2034
Forfeited(1)	(278,821)	10.94	2033 - 2034	(55,928)	6.80	2032 - 2033
Exercised(1)	(164,363)	1.88	2033	(90,590)	2.50	2027 - 2032
Outstanding as of March 31,	5,217,801	8.76	2028 - 2035	3,590,274	4.96	2028 - 2034

(1) Forfeited and exercised amount includes earnout options forfeited and exercised during the three month periods ended March 31, 2025 and 2024. No SARs had been exercised or forfeited during the three months ended March 31, 2025 and 2024.

The number of options and SARs that were exercisable at March 31, 2025 and 2024 were 1,989,163 and 1,482,230, respectively. Excluding earnout options, which have an exercise price of CHF 0.01, options outstanding as of March 31, 2025 have exercise prices ranging from CHF 1.76 to CHF 16.82. The weighted average remaining contractual life of options and SARs outstanding as of March 31, 2025 and December 31, 2024 was eight years.

The following assumptions were used in the Black-Scholes option pricing model for determining the value of options and SARs granted during the three months ended March 31, 2025 and 2024:

	For the three months ended March 31,
	2025	2024
Weighted average share price at the date of grant	$18.71 (CHF 16.82)	$12.16 (CHF 10.63)
Expected volatilities (%) (1)	90.50	93.00
Expected term (years) (2)	6.25	6.25
Range of risk-free interest rates (%) (3)	4.06-4.14	3.91-4.30
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that share-based awards are expected to be outstanding.

(3) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms.

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The weighted average grant date fair value for options granted during the three months ended March 31, 2025 was CHF 13.02 or $14.48 per share. The weighted average grant date fair value for options granted during the three months ended March 31, 2024 was CHF 8.36 or $9.56 per share. No SARs were granted during either period.

Restricted stock units

Each restricted stock unit (“RSU”) granted under the 2023 Plan entitles the grantee to one ordinary share upon vesting of the RSU. The Company intends to settle all RSUs granted in equity. The fair value of RSUs is determined by the closing stock price on the date of grant and the related compensation cost is amortized over the vesting period of the award using the graded method. RSUs have time-based vesting conditions ranging from one to four years. Certain RSUs also include a performance condition for which the Company has evaluated the probability of achievement. Expense is only recorded for awards with vesting criteria linked to performance conditions that are deemed probable of achievement. No RSUs were granted or outstanding during the three month period ending March 31, 2024. The following is a summary of RSU activity for the three months ended March 31, 2025:

	For the three months ended March 31, 2025
	Number of awards	Weighted average grant date fair value (CHF)	Range of expiration dates
Outstanding as of January 1, 2025	467,478	9.81	2034
RSUs granted	594,524	16.82	2035
RSUs vested/settled	(4,715)	10.73	2034
Outstanding as of March 31, 2025	1,057,287	14.15	2034 - 2035

Share-based compensation expense

The total share-based compensation expense recognized in the statement of loss amounted to CHF 2.6 million for the three months ended March 31, 2025, including CHF 0.9 million recognized during the three months ended March 31, 2025 related to RSUs outstanding. Total share-based compensation recognized in the statement of loss was CHF 1.1 million for the three months ended March 31, 2024. The reserve for share-based payment increased from CHF 16.1 million as of December 31, 2024 to CHF 18.6 million as of March 31, 2025.

Earnout options

As a result of the Company’s 2023 business combination with European Biotech Acquisition Corp, certain pre-business combination Oculis equity holders received an aggregate of 369,737 earnout options with an exercise price of CHF 0.01. Vesting of these options are based on the achievement of post-acquisition-closing volume weighted average share price (“VWAP”) targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). The first two price targets of $15.00 and $20.00 were met in November 2024 and February 2025, respectively, resulting in an aggregate of 168,571 earnout options becoming exercisable.

10.
CASH AND CASH EQUIVALENTS, AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash, cash equivalents and short-term financial assets by currencies:

	Cash and cash equivalents		Short-term financial assets
by currency	As of March 31, 2025	As of December 31, 2024	As of March 31, 2025	As of December 31, 2024
Swiss Franc	1,831	2,810	115,000	61,000
US Dollar	49,677	15,234	7,055	9,955
Euro	8,213	8,960	-	-
Iceland Krona	145	648	-	-
Other	7	56	-	-
Total	59,873	27,708	122,055	70,955

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

11.
WARRANT LIABILITIES

The following table summarizes the Company’s outstanding warrant liabilities by warrant type as of March 31, 2025 and 2024:

	2025			2024
	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities	BCA Warrants	Blackrock Warrant	Total Warrant Liabilities
Balance as of January 1,	19,390	461	19,851	5,370		5,370
Fair value loss on warrant liabilities	11,867	44	11,911	3,069	-	3,069
Exercise of public and private warrants	(16,825)	-	(16,825)	-	-	-
Balance as of March 31,	14,432	505	14,937	8,439	-	8,439

The BCA warrants represent public and private placement warrants assumed from European Biotech Acquisition Corp. as part of the 2023 business combination agreement (“BCA Warrants”). The fair value of the public BCA Warrants, which are traded on Nasdaq, is based on the quoted Nasdaq market prices at the end of the reporting period for such warrants. Since the private placement BCA Warrants have identical terms to the public BCA Warrants, the Company determined that the fair value of each private placement BCA Warrant is equivalent to that of each public BCA Warrant. The public BCA Warrants are included in Level 1 and the private placement BCA Warrants in Level 2 of the fair value hierarchy. BCA Warrants are classified as short-term liabilities given that the Company cannot defer the settlement for at least 12 months.

The Blackrock Warrant, described in Note 4, is classified as a liability because its exercise price is fixed in USD, which is not the functional currency of the Company and therefore it does not meet the requirements to be classified as equity under IFRS. The fair value of the Blackrock Warrant is determined using the Black-Scholes option-pricing model and is included in Level 3 of the fair value hierarchy.

The following assumptions were used in the Black-Scholes option-pricing model for determining the fair value of the Blackrock Warrant as of March 31, 2025 and December 31, 2024 as indicated:

	March 31, 2025	December 31, 2024
Share price on valuation date	$19.03 (CHF 16.78)	$17.00 (CHF 15.38)
Expected volatility (%) (1)	90.50	94.32
Expected term (years) (2)	3.08	3.21
Risk-free interest rate (%) (3)	3.89	4.28
Dividend yield (%)	0.00	0.00

(1) The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.

(2) The expected term represents the period that the Blackrock Warrant is expected to be outstanding.

(4) The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected terms

For the three months ended March 31, 2025, the Company recognized fair value loss of CHF 11.9 million, primarily due to an increase in the trading price of public warrants as well as exercise activity during the quarter. Warrant exercises contributed to a decrease in warrant liabilities to CHF 14.9 million as of March 31, 2025, compared to CHF 19.9 million as of December 31, 2024. There were exercises of 1,806,297 warrant shares during the three months ended March 31, 2025 at a price of CHF 10.34 or $11.50 per share. For the three months ended March 31, 2024, the Company recognized a fair value loss of CHF 3.1 million, leading to an increase of warrant liabilities to CHF 8.4 million as of March 31, 2024. There were no warrant exercises during the three months ended March 31, 2024.

The movement of the warrant liabilities during the three months ended March 31, 2025 and 2024 is illustrated below:

	2025		2024
	Warrant liabilities (in CHF thousands)	Number of outstanding warrants	Warrant liabilities (in CHF thousands)	Number of outstanding warrants
Balance as of January 1,	19,851	4,018,384	5,370	4,254,096
Fair value loss on warrant liabilities	11,911	-	3,069	-
Exercise of public and private warrants	(16,825)	(1,806,297)	-	-
Balance as of March 31,	14,937	2,212,087	8,439	4,254,096

The exercise of warrants during the first quarter of 2025 resulted in cash proceeds of CHF 18.9 million.

12.
ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the accrued expenses and other payables by category:

	As of March 31, 2025	As of December 31, 2024
Product development related expenses	15,354	13,702
Personnel related expenses	2,199	3,696
General and administration related expenses	2,249	749
Other payables	58	51
Total	19,860	18,198

The increase in product development-related accrued expenses as of March 31, 2025 relative to the prior year-end primarily reflects continued advancement of the Company’s development pipeline, notably the two Phase 3 clinical trials under the OCS-01 DIAMOND program. The decrease in accrued personnel related expenses during the quarter was primarily related to the payout of bonus amounts accrued as of December 31, 2024. Accrued general and administrative related expenses increased due to transaction costs incurred related to the February 2025 underwritten offering.

13.
SHAREHOLDERS’ EQUITY
(A)
Conditional capital

The conditional capital at March 31, 2025 amounts to a maximum of CHF 209,405.43 split into 20,940,543 ordinary shares, in connection with the potential future issuances of:

•
Conditional share capital for new bonds and similar debt instruments:

CHF 67,500.00 through the issuance of a maximum of 6,750,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•
Conditional share capital in connection with employee benefit plans:

CHF 95,663.02 through the issuance of a maximum of 9,566,302 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

During the three months ended March 31, 2025, 169,078 shares have been issued in connection with option exercises and vested RSU settlements using the conditional share capital for employee benefit plans (refer to Note 9). These shares were not registered yet in the commercial register as of balance sheet date.

•
Conditional share capital for Business Combination Agreement (“BCA”) public and private warrants:

CHF 42,541.38 through the issuance of a maximum of 4,254,138 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of March 31, 2025, 2,234,486 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for BCA public and private warrants. 1,806,297 of these shares were not registered yet in the commercial register as of the balance sheet date.

•
Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(B) Capital band

The Company has a capital band between CHF 464,437.00 (lower limit) and CHF 691,655.50 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 227,218.50 by issuing up to 22,721,850 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital to the upper limit at any time and as often as required until May 29, 2029. The Company had 52,060,500 ordinary shares issued and outstanding as of March 31, 2025 with a share price of $19.03 or CHF 16.78.

(C) Treasury shares

In connection with the establishment of the ATM Offering Program described in Note 4 - Financing Activities, the Company has issued 1,000,000 ordinary shares during the three months ended September 30, 2024 and 2,500,000 ordinary shares during the three months ended March 31, 2025 out of its capital band with a par value of CHF 0.01 each. The shares are to be held in treasury and exclusively reserved for future settlement of any sales under the sales agreement with Leerink Partners.

(D) Earnout consideration

As a result of the Company’s 2023 business combination with European Biotech Acquisition Corp, certain pre-business combination Oculis equity holders received consideration in the form of 3,793,995 earnout shares.

The earnout shares are subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition-closing volume weighted average share price (“VWAP”) targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “earnout period”). The first two price targets of $15.00 and $20.00 were met in November 2024 and February 2025, respectively, resulting in the immediate vesting of 1,422,723 shares on each date.

14.
LOSS PER SHARE

The following table sets forth the loss per share calculations for the three months ended March 31, 2025 compared to the three months ended March 31, 2024.

	For the three months ended March 31,
	2025	2024
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(33,213)	(16,093)
Loss per share
Weighted-average number of shares used to compute basic and diluted loss per share	48,263,134	36,621,162
Basic and diluted net loss per share for the period, ordinary shares	(0.69)	(0.44)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share. Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of March 31, 2025	As of March 31, 2024
Share options issued and outstanding	4,989,191	3,220,537
Earnout options	228,610	369,737
Share and earnout options issued and outstanding	5,217,801	3,590,274
Restricted stock units subject to future vesting	1,057,287	-
Restricted shares subject to repurchase	-	61,308
Earnout shares	948,549	3,793,995
Public BCA Warrants	2,017,067	4,102,397
Private BCA Warrants	151,699	151,699
Blackrock Warrant	43,321	-
Total	9,435,724	11,699,673

15.
RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

	For the three months ended March 31,
	2025	2024
Salaries, cash compensation and other short-term benefits	1,755	966
Pension	105	92
Share-based compensation expense	1,522	915
Total	3,382	1,973

Salaries, cash compensation and other short-term benefits include social security and board member fees.

The number of key management individuals reported as receiving compensation in the table above was increased from 8 to 9 for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024. The number of individuals receiving compensation for service on the Board of Directors as reported in the table above decreased from 6 to 4 for the three months ended March 31, 2025 as compared to the three months ended March 31, 2024.

16.
SUBSEQUENT EVENTS

There are no material subsequent events.